4 March 2013

National Grid plc (‘National Grid’)

 Board Appointment

National Grid today announces the appointment of Jonathan Dawson as a Non-executive Director with effect from today, 4 March 2013.  On appointment, Jonathan will join the Remuneration Committee and Finance Committee and it is expected that he will take over as chairman of the Remuneration Committee when Ken Harvey steps down from the Board later this year.

Jonathan currently serves as senior independent non-executive director of Next plc, where he has chaired the remuneration committee since 2006, and is also a non-executive director with Jardine Lloyd Thompson Group plc. In addition Jonathan is a partner in Penfida Partners LLP.

Jonathan started his career in the Ministry of Defence before joining Lazard, the investment bank, where he spent over 20 years.  He left Lazard in 2005 and cofounded Penfida Partners, a pension fund trustee advisory firm.  Jonathan served as a non-executive director of Galliford Try plc between 2004 and 2008, National Australia Group Europe Limited between 2005 and 2012, and most recently Standard Life Investments (Holdings) Limited from 2010 to February 2013.

Sir Peter Gershon, Chairman, said: “Jonathan brings with him a wealth of corporate finance knowledge and has a broad background from his roles with the civil service and at Lazard. He has added significant plc board experience to this, which will enable him to contribute effectively to our Board. I warmly welcome him to National Grid’s Board”.

CONTACTS
National Grid:
Investors
Andy Mead                  +44 (0) 20 7004 3166
Tom Hull                      +44 (0) 20 7004 3172

Media
Chris Mostyn               +44 (0) 20 7004 3149             +44 (0) 7724 827710 (m)
Gemma Stokes           +44 (0) 1926 655272              +44 (0) 7974 198333 (m)

Brunswick
Kate Holgate               +44 (0) 20 7404 5959
Tom Burns                  +44 (0) 20 7404 5959

National Grid (LSE: NG; NYSE: NGG) is an electricity and gas company that connects consumers to energy sources through its networks. In Britain, we run the gas and electricity systems that our society is built on, delivering gas and electricity across the country.  In the North Eastern US, we connect more than seven million gas and electric customers to vital energy sources, essential for our modern lifestyles. More information at www.nationalgrid.com and images available at www.flickr.com/photos/national—grid/sets